Mail Stop 4561

October 15, 2008

Mr. David E. Colburn
Principal Executive Officer
Smart Online, Inc.
4505 Emperor Blvd., Suite 320
Durham, NC 27703

> **Re:** **Smart Online, Inc.**
> **Form 10-K For the Year Ended December 31, 2007**
> **Filed on March 25, 2008**
> **Form 10-Q For the Quarter Ended June 30, 2008**
> **Filed on August 12, 2008**
> **File No. 001-32634**

Dear Mr. Colburn:

We have reviewed your response letter dated September 12, 2008 in connection with the Form 10-K referenced above and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 18, 2008.

Form 10-K For the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Operating Expenses

Research and development, page 19

1.   We understand from your response to prior comment 1 that the research and development costs you describe are related to Software-as-a-Service (SaaS) and

that revenues related to SaaS have historically not been significant to total revenue. We also note that the Smart Online segment which includes SaaS generated only 8% of consolidated revenue. Please explain, therefore, the reason for your statement on page 3 that "[y]our first and primary revenue source is derived from sales of our SaaS applications…"

2.   Your response to prior comment 1 suggests that the software product is still under development and, thus, you have not established technological feasibility. Explain in greater detail why you believe that the product is "available for sale" yet it has not satisfied the technological feasibility criteria under SFAS 86. You further indicate that "[y]our products have been sold only subject to large amounts of customization so that they meet a particular customer's needs." Explain why you believe that the cost to customize should be classified as research and development instead of cost of revenues. That is, it seems that these costs are being incurred to service a customer.

Notes to Consolidated Financial Statements

Note 4 – Subscription Revenue, page 42

3.   We are considering your response to prior comment 2 and request that you clarify the following:

- Your response indicates that you provide "software via monthly subscription." Please tell us to whether you enter into these subscription agreements with the independent business owners directly or whether your agreement is only with the "customer."

- Please clarify whether you are paid directly by the independent business owner members and whether you make a commission payment to the "customer."

Note 6 – Intangible Assets, page 43

4.   We note your consideration of the factors set forth in paragraph 11 of SFAS 142 and are considering your response. We also note from your response that iMart provided multi-channel e-commerce systems and had revenue and net profit over the two years prior to its acquisition. Please explain how these factors support the assignment of an indefinite life. In this regard, further elaborate on your response to prior comment 3 by describing the length of iMart's pre-acquisition operations, including how you determined that the iMart trade name carried the "significant brand recognition" to which you refer in your response.

5.   We have considered your response to prior comment 4 and we believe that your
        Form 10-K should be amended to exclude the reference to the third party
        valuation specialist as soon as practicable.

Note 9 – Stockholders' Deficit, pages 46 – 50

6.   We are considering your response to prior comment 5. Because you "delayed the
        administrative act of delivering the share certificates," and in fact did not ever
        deliver the shares certificates, it appears that you continued to owe $9.7 million to
        GIC and Berkley as of December 31, 2005. We note that no corresponding
        liability is reflected in your audited financial statements for the year ended
        December 31, 2005. Please explain your basis in GAAP for the exclusion of this
        liability from your December 31, 2005 balance sheet. Refer to the specific
        authoritative accounting literature on which your accounting is based. In
        addition, indicate why you only reverse part of the value of ascribe to these shares
        instead of the full value of $9.7 million. Explain why you do not present this
        expense and the reversal in the same line-item in your statements of operations.

Controls and Procedures, pages 56 and 57

7.   We note your statement that you were unable to complete testing of "these
        controls" and that you therefore lack the documented evidence necessary to
        support an assessment that your internal control over financial reporting is
        effective. Please explain, in detail, each of the factors that prevented you from
        completing the management's assessment pursuant to Item 308(T) of Regulation
        S-K. Please clarify what you mean by the statement that you lack the documented
        evidence necessary to conclude on the effectiveness of internal controls over
        financial reporting.

8.   With regard to the five controls listed on page 57 that you believe are "critical,"
        you appear to be stating that each of these controls was not maintained during the
        reporting period. Please note that you are obligated to disclose all significant
        deficiencies, that when combined with other significant deficiencies are
        considered to be a material weakness. Please reconsider your discussion
        throughout this section and tell us whether you believe these control failures may
        constitute material weaknesses. Please note that the absence of any errors in these
        specific areas should have no impact on their definition.

        Further, we note that your quarterly controls and procedures disclosures in your
        Forms 10-Q do no indicate that any changes have been made to these particular
        controls. Please advise.

Form 10-Q For the Quarterly Period Ended June 30, 2008

Item 4T – Controls and Procedures

9.   We note your disclosure that "other than described above" there have been no changes to [y]our internal controls over financial reporting during the second quarter of fiscal 2008 that have materially affected, or are reasonably likely to affect, [y]our internal control over financial reporting. Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief